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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Swing-N-Slide Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    870775103
                                 (CUSIP Number)

     State Treasurer of the State of Michigan, as Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement
      System, Michigan State Police Retirement System and Michigan Judges' Retirement System, P.O. Box 15128, Lansing, Michigan 48901 (517) 373-4330
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                           April 26, 1996 (voluntary)
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 870775103


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         State Treasurer of the State of Michigan, as Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System, Michigan State Police Retirement System and Michigan Judges' Retirement System.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              AF


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Michigan

                     7  SOLE VOTING POWER
      NUMBER OF
                             0
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             1,708,825
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             0
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH                1,708,825


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,708,825


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.75%

    14   TYPE OF REPORTING PERSON*

              EP, OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

             This statement relates to the Common Stock, $.01 par value, of Swing-N-Slide Corp., a Delaware corporation (the "Company"). The address of the Company's principal executive offices as 1212 Barberry Drive, Janesville, WI 53545.

   Item 2.   Identity and Background.

             This statement is filed by the State Treasurer of the State of Michigan ("State Treasurer"), as Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System, Michigan State Police Retirement System and Michigan Judges' Retirement System (the "Retirement System"). The Retirement System constitutes a "governmental plan" as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and a State, a political subdivision of a State, or any agency, authority or instrumentality of one of the foregoing. The address of the State Treasurer and Retirement System is P.O. Box 15128, Lansing, Michigan 48901.

             During the last five years neither the State Treasurer nor the Retirement System has been convicted in a criminal proceeding. During the last five years, neither the State Treasurer nor the Retirement System has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Pursuant to the terms of the Operating Agreement dated
   February 15, 1996 among the State Treasurer and the other Members (as such term is defined therein) named therein, as amended (the "Operating Agreement"), on February 15, 1996, the State Treasurer purchased 11,000 Units (as such term is defined in the Operating Agreement) of GreenGrass Capital LLC, a Delaware limited liability company ("GreenGrass Capital"). GreenGrass Capital is a general partner of GreenGrass Holdings, a Delaware general partnership ("GreenGrass Holdings"). In making these purchases, the State Treasurer used funds of the Retirement System.

             Pursuant to the terms of the Transaction Agreement between the Company and GreenGrass Holdings dated January 4, 1996 (the "Transaction Agreement"), GreenGrass Holdings made the following purchases of the Company's securities:

             (a) On February 15, 1996, GreenGrass Holdings completed a cash tender offer for 3,587,464 shares of the Common Stock at a price of $6.50 per share;

             (b) On February 15, 1996, GreenGrass Holdings purchased $4,300,000 principal amount of the Company's 10% Convertible Debentures due 2004 (the "Debentures"); and

             (c) On April 26, 1996, GreenGrass Holdings purchased at par $700,000 principal amount of Debentures.

             Each of GreenGrass Holdings and GreenGrass Capital is a newly-organized entity formed for the purpose of making the cash tender offer for the Company's Common Stock described above and effecting the other transactions contemplated by the Transaction Agreement.

   Item 4.   Purpose of Transaction.

             The State Treasurer has acquired the Retirement System's interest in GreenGrass Capital in the ordinary course of business solely for investment purposes.

             The State Treasurer and the other Members listed therein are parties to the Operating Agreement pursuant to which the State Treasurer purchased the Retirement System's interest in GreenGrass Capital. The Operating Agreement provides, among other terms, that there will be three managers of GreenGrass Capital, one of whom is to be the State Treasurer. The Operating Agreement also provides that, under certain circumstances,
   (i) if the holders of equity units in GreenGrass Capital representing indirectly a majority of the Common Stock of the Company sell their equity units to a third party, all holders must agree to sell their units on the same terms and conditions; and (ii) if holders of equity units in GreenGrass Capital representing indirectly 5% or more of the Common Stock of the Company sell their equity units to a third party, all other holders will be afforded the opportunity to join such sale on the same terms and conditions. In connection with a permitted sale of equity units in GreenGrass Capital, in lieu of selling units, holders may require GreenGrass Capital to redeem their units in exchange for shares of the Company's Common Stock owned by GreenGrass Holdings. Pursuant to the Operating Agreement, GreenGrass Capital has also assigned to the State Treasurer one demand registration right for the shares of the Company's Common Stock held by GreenGrass Capital. The State Treasurer is also entitled to certain piggyback registration rights pursuant to the Operating Agreement.

             Pursuant to the terms of the Transaction Agreement, GreenGrass Holdings has the right to designate five members to the board of directors of the Company. Pursuant to the Operating Agreement, GreenGrass Capital has agreed that one of such designees shall be designated by the State Treasurer. Pursuant thereto, Caroline L. Williams has been so designated by the State Treasurer, and made a member of the board of directors of the Company.

             Except as described above and as may be provided in the Operating Agreement, neither the State Treasurer nor the Retirement System has any plans or proposals (other than as may be provided in the agreements described above) which relate to or would result in:

             (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except that the State Treasurer may from time to time and in furtherance of its investment programs effect a sale of its interest in GreenGrass Capital and/or the securities of the Company indirectly affected thereby;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

             (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) any change in the present board of directors or management of the Company (except as may be provided in the Company's charter or by-laws), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) any material change in the present capitalization or dividend policy of the Company;

             (f) any other material change in the Company's business or corporate structure;

             (g)  any change in the Company's charger or by-laws;

             (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
        Section 12(g)(4) of the Securities Exchange Act of 1934; or

             (j)  any action similar to those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

             The State Treasurer as Custodian of the Retirement System directly owns 11,000 equity units of GreenGrass Capital, which represents approximately 37.9% of the outstanding equity units of GreenGrass Capital.

             GreenGrass Capital owns approximately 97.4% of the total capital of GreenGrass Holdings.

             GreenGrass Holdings owns directly:

             (a)  $5,000,000 principal amount of the Debentures, and

             (b)  3,587,464 shares of Common Stock of the Company.

   As a result of such holdings, the State Treasurer as Custodian of the Retirement System could be deemed to indirectly beneficially own approximately 1,708,825 shares of the Company's Common Stock, subject to adjustment, which would constitute approximately 26.75% of the outstanding shares of the Company's Common Stock.

             The power to vote, to convert, to dispose of, or to direct the voting, conversion or disposal of, any equity units of GreenGrass Capital held by the State Treasurer as Custodian of the Retirement System (or any securities of the Company that may be obtained by the State Treasurer as Custodian of the Retirement System in respect thereof) is vested in the State Treasurer subject to:

             (a) the review and recommendations of an investment advisory committee (consisting of the directors of two state departments and three members appointed by the Governor of the State of Michigan with the advice and consent of the senate);

             (b) the right of a majority of the committee to direct the disposition of a holding; and

             (c) the right of the committee, by unanimous vote, to direct the State Treasurer to make specific investments.

             No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement, except as noted herein.

             During the sixty days preceding the filing of this Schedule, no transactions in the class of securities reported were effected by any persons reporting on this Statement, except as noted in Item 3.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Neither the State Treasurer nor the Retirement System is party to any other contract, arrangement, understanding or relationship specifically relating to any securities of the Company other than (i) the Operating Agreement and (ii) the Investment Agreement dated as of February 15, 1996 among GreenGrass Capital, the State Treasurer and the other Investors named therein (the "Investment Agreement"), which sets forth certain rights and obligations of the parties thereto with respect to their investment in GreenGrass Capital.

             The State Treasurer and the other Members listed therein are parties to the Operating Agreement pursuant to which the State Treasurer purchased the Retirement System's interest in GreenGrass Capital. The Operating Agreement provides, among other terms, that there will be three managers of GreenGrass Capital, one of whom is to be the State Treasurer. The Operating Agreement also provides that, under certain circumstances,
   (i) if the holders of equity units in GreenGrass Capital representing indirectly a majority of the Common Stock of the Company sell their equity units to a third party, all holders must agree to sell their units on the same terms and conditions and (ii) if holders of equity units in GreenGrass Capital representing indirectly 5% or more of the Common Stock of the Company sell their equity units to a third party, all other holders will be afforded the opportunity to join such sale on the same terms and conditions. In connection with a permitted sale of equity units in GreenGrass Capital, in lieu of selling units, holders may require GreenGrass Capital to redeem their units in exchange for shares of the Company's Common Stock owned by GreenGrass Holdings. Pursuant to the Operating Agreement, GreenGrass Capital has also assigned to the State Treasurer one demand registration right for the shares of the Company's Common Stock held by GreenGrass Capital. The State Treasurer is also entitled to certain piggyback registration rights pursuant to the Operating Agreement.

             Pursuant to the terms of the Transaction Agreement, GreenGrass Holdings has the right to designate five members to the board of directors of the Company. Pursuant to the Operating Agreement, GreenGrass Capital has agreed that one of such designees shall be designated by the State Treasurer. Pursuant thereto, Caroline L. Williams has been so designated by the State Treasurer, and made a member of the board of directors of the Company.

   Item 7.   Material to be Filed as Exhibits.

             1. Operating Agreement, dated February 15, 1996 among GreenGrass Capital, the State Treasurer and the other Members listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit C-13 to the Schedule 14D-1, as amended, filed by GreenGrass Holdings, GreenGrass Capital and GreenGrass Management LLC on January 11, 1996.

             2. Investment Agreement, dated February 15, 1996 among GreenGrass Capital, the State Treasurer and the other Members listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit C-12 to the Schedule 14D-1, as amended, filed by GreenGrass Holdings, GreenGrass Capital and GreenGrass Management LLC on January 11, 1996.

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

             Dated:  May 13, 1996

                            On Behalf of the State Treasurer of the State of Michigan, as Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System, Michigan State Police Retirement System and Michigan Judges' Retirement System.


                            By:  /s/  Paul E. Rice
                                 Paul E. Rice, Administrator